Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm in the Registration Statement on Form S-8 (No. ___) and related Prospectus of Endocare, Inc. for the registration of an aggregate of 4,000,000 shares of its common stock under its Employee Deferred Stock Unit Program and Non-Employee Director Deferred Stock Unit Program, and to the incorporation by reference therein of our reports dated March 8, 2006, with respect to the consolidated financial statements and schedule of Endocare, Inc., Endocare, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Endocare, Inc., included in the Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
June 2, 2006